                                 SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C. 20549




                                              FORM 11-K
                                            ANNUAL REPORT




[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended              December 31, 1994
                           ------------------------------------------

                                  Commission File Number 1-9936





                                       STOCK SAVINGS PLUS PLAN

                                          FOR EMPLOYEES OF

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                      (Full Title of the Plan)




                                               SCEcorp
                                          (Name of Issuer)





    2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                    (Address of principal executive office)
PAGE

                              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants in the Stock Savings Plus Plan of Southern California Edison Company and the Board of Directors of SCEcorp:

        We have audited the accompanying statements of financial condition of the Stock Savings Plus Plan of Southern California Edison Company (the
Plan) as of December 31, 1994, and 1993, and the related statements of income and changes in plan equity and the allocation of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Southern California Edison Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1994, and 1993, and the income and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                     ARTHUR ANDERSEN LLP
                                                     ARTHUR ANDERSEN LLP

Los Angeles, California
March 29, 1995

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                                  STATEMENT OF FINANCIAL CONDITION
                                          DECEMBER 31, 1994

                                              Guaranteed
                                       SCEcorp  Income    Common    Money
                                        Stock   Fund--     Stock   Market   Balanced  Bond   Global
                             Total      Fund    3 Yrs.     Fund     Fund      Fund    Fund    Fund    Loans
                             -----     -------  -------   ------   -------  -------   -----  ------   -----
                                                        (Dollars In thousands)

Assets
   Interest
     receivable. . . . . $      403  $     30  $    --    $   --   $   373  $    --  $   --   $   -- $    --
   Loan receivable . . .     65,799        --       --        --        --       --      --       --  65,799
   Receivable from
     broker. . . . . . .      2,953        --       --       126        --    1,507      59    1,261      --
   Investments, at market
     value:
   SCEcorp common stock --
     54,709,915 shares
     (cost -- $869,304).    800,133   800,133       --        --        --       --      --       --      --
   Guaranteed income
     contracts, at cost
     plus reinvested
     income. . . . . . .     14,437        --   14,437        --        --       --      --       --      --
   Collective funds:
     Common stock
     investments (cost --
     $106,146) . . . . .    111,399        --       --   111,399        --       --      --       --      --
     Short-term income
        investments,
        at cost. . . . .     88,741     7,576       --       374    80,186      192      49      364      --
     Balanced fund (cost --
        $63,655) . . . .     66,427        --       --        --        --   66,427      --       --      --
     Bond fund (cost --
        $17,058) . . . .     17,606        --       --        --        --       --  17,606       --      --
     Global fund (cost --
        $90,905) . . . .     94,443        --       --        --        --       --      --   94,443      --
        Total
        investments. . .  1,193,186   807,709   14,437   111,773    80,186   66,619  17,655   94,807      --
                         ----------  --------  -------  --------   -------  ------- -------  ------- -------
     Total assets        $1,262,341  $807,739  $14,437  $111,899   $80,559  $68,126 $17,714  $96,068 $65,799
                         ==========  ========  =======  ========   =======  ======= =======  ======= =======

Liabilities and Plan Equity
   Payable to brokers
     and other . . . . . $    2,390  $  2,120  $    --  $     --   $    --  $    94 $    20  $   156 $    --
   Plan equity . . . . .  1,259,951   805,619   14,437   111,899    80,559   68,032  17,694   95,912  65,799
                         ----------  --------  -------  --------   -------  ------- -------  ------- -------
                         $1,262,341  $807,739  $14,437  $111,899   $80,559  $68,126 $17,714  $96,068 $65,799
                         ==========  ========  =======  ========   =======  ======= =======  ======= =======


The accompanying notes are an integral part of these financial statements.

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                                  STATEMENT OF FINANCIAL CONDITION
                                          DECEMBER 31, 1993


                                              Guaranteed
                                       SCEcorp  Income    Common    Money
                                        Stock   Fund--     Stock   Market   Balanced  Bond   Global
                             Total      Fund    3 Yrs.     Fund     Fund      Fund    Fund    Fund    Loans
                             -----     -------  -------   ------  -------   -------   ----   ------   -----
                                                 (Dollars In thousands)

Assets
   Interest
     receivable. . . . . $      119   $     8  $    --    $   --   $  111   $   --  $   --   $   --  $    --
   Loan receivable . . .     56,487        --       --        --       --       --      --       --   56,487
   Receivable from
     broker. . . . . . .      3,318     3,318       --        --       --       --      --       --       --
   Investments, at market
     value:
   SCEcorp common stock --
     43,338,557 shares
     (cost -- $743,645).    866,771   866,771       --        --       --       --      --       --       --
   Guaranteed income
     contracts, at cost
     plus reinvested
     income. . . . . . .     24,204        --   24,204        --       --       --      --       --       --
   Collective funds:
     Common stock
     investments (cost --
     $68,793). . . . . .     92,282        --       --    92,282       --       --      --       --       --
     Short-term income
        investments,
        at cost. . . . .     70,980    13,159   15,933       263   41,348      118      38      121       --
     Balanced fund (cost --
        $55,789) . . . .     58,767        --       --        --       --   58,767      --       --       --
     Bond fund (cost --
        $18,789) . . . .     19,227        --       --        --       --       --  19,227       --       --
     Global fund (cost --
        $46,344) . . . .     49,680        --       --        --       --       --      --   49,680       --
        Total
        investments. . .  1,181,911   879,930   40,137    92,545   41,348   58,885  19,265   49,801       --
                         ----------  --------  -------   -------  -------  ------- -------  -------  -------
     Total assets        $1,241,835  $883,256  $40,137   $92,545  $41,459  $58,885 $19,265  $49,801  $56,487
                         ==========  ========  =======   =======  =======  ======= =======  =======  =======

Liabilities and Plan Equity
   Payable to brokers
     and others. . . . . $       30  $     --  $    --   $    27  $    --  $    -- $     3  $    --  $    --
   Plan equity . . . . .  1,241,805   883,256   40,137    92,518   41,459   58,885  19,262   49,801   56,487
                         ----------  --------  -------   -------  -------  ------- -------  -------  -------
                         $1,241,835  $883,256  $40,137   $92,545  $41,459  $58,885 $19,265  $49,801  $56,487
                         ==========  ========  =======   =======  =======  ======= =======  =======  =======

The accompanying notes are an integral part of these financial statements.

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY
                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                              Guaranteed
                                       SCEcorp  Income    Common    Money
                                        Stock   Fund--     Stock   Market   Balanced  Bond    Global
                             Total      Fund    3 Yrs.     Fund     Fund      Fund    Fund     Fund   Loans
                             -----     -------  -------   ------   -------  -------   -----   ------  -----
                                                   (In thousands)
Investment Income:
  Cash dividends . . . .  $  53,552   $ 53,552 $    --   $    --  $    --   $    --  $   --   $   -- $    --
  Interest from loans. .      4,476      3,606      --       297      152       134      35      252      --
  Interest from
     investment. . . . .      4,045        203   1,082         6    2,743         5       1        5      --
                          ---------   -------- -------   -------  -------   -------  ------   ------ -------
     Total investment
        income . . . . .     62,073     57,361   1,082       303    2,895       139      36      257      --
                         ----------   -------- -------   -------  -------   -------  ------   ------ -------
Increase (Decrease) in
  Value of Investments .   (222,631)  (225,674)     --     1,520       --       218     182    1,123      --
                         ----------   -------- -------   -------  -------   -------  ------   ------ -------
Contributions:
  Employer contributions,
     including forfei-
     tures of $153 . . .     21,307     15,541      --     1,920    1,007       986     272    1,581      --
  Participating
     employees . . . . .     69,971     50,738      --     6,385    3,236     3,277     879    5,456      --
  ESOP transfers . . . .    130,332    130,332      --        --       --        --      --       --      --
                         ----------   -------- -------   -------  -------   -------  ------  ------- -------
     Total contributions    221,610    196,611      --     8,305    4,243     4,263   1,151    7,037      --
                         ----------   -------- -------   -------  -------   -------  ------  ------- -------
     Total investment
       income, change in
       value of invest-
       ments, and
       contributions . .     61,052     28,298   1,082    10,128    7,138     4,620   1,369    8,417      --
                         ----------   -------- -------   -------  -------   -------  ------  ------- -------
Deductions:
  Distributions to
     Participants
     or their
     beneficiaries . . .     40,548     23,106   1,166     3,740    5,529     2,942   1,082    2,983      --
  Employer contributions
     and dividends
     forfeited . . . . .        153         86       1        29       12        15       2        8      --
  Management fee . . . .        991         --      --         1       --       366      75      549      --
  Loans to participants
     net of repayments
     and loan defaults
     of $1,214 . . . . .      1,214      7,245      --     1,137      824       565     154      601  (9,312)
                         ----------    ------- -------   -------  -------   -------  ------  ------- -------
     Total deductions. .     42,906     30,437   1,167     4,907    6,365     3,888   1,313    4,141  (9,312)
                         ----------    ------- -------   -------  -------   -------  ------  ------- -------
Interfund
  Conversions. . . . . .         --    (75,498)(25,615)   14,160   38,327     8,415  (1,624)  41,835      --
                         ----------   -------- -------   -------  -------   -------  ------  ------- -------
     Increase (Decrease)
       in Plan equity
       for the year. . .     18,146    (77,637)(25,700)   19,381   39,100     9,147  (1,568)  46,111   9,312

Plan equity, at market
  value, beginning
  of year. . . . . . . .  1,241,805    883,256  40,137    92,518   41,459    58,885  19,262   49,801  56,487
                         ----------   -------- -------   -------  -------   ------- -------  ------- -------
Plan equity, at market
  value, end of year . . $1,259,951   $805,619 $14,437  $111,899  $80,559   $68,032 $17,694  $95,912 $65,799
                         ==========   ======== =======  ========  =======   ======= =======  ======= =======

The accompanying notes are an integral part of these financial statements.

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                FOR THE YEAR ENDED DECEMBER 31, 1993

                                              Guaranteed
                                       SCEcorp  Income    Common    Money
                                        Stock   Fund--     Stock   Market   Balanced  Bond   Global
                             Total      Fund    3 Yrs.     Fund     Fund      Fund    Fund    Fund    Loans
                             -----     -------  -------   ------   -------  -------   -----  ------   -----
                                                  (In thousands)
Investment Income:
  Cash dividends . . . .   $ 56,701  $ 53,040  $    --   $ 1,280  $    --   $ 1,513  $   868 $    -- $    --
  Interest from loans. .      1,778     1,561       --        91       56        29       12      29      --
  Interest from
    investment . . . . .      4,496       217    2,973        33    1,224        22       13      14      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------
    Total investment
      income . . . . . .     62,975    54,818    2,973     1,404    1,280     1,564      893      43      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------
Increase (Decrease) in
  in Value of
  Investments. . . . . .   (85,413) (104,794)       --     7,141       --     7,581    1,324   3,335      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------

Contributions:
  Employer contributions,
    including forfei-
    tures of $124. . . .     21,910    17,851       33     1,722      898       796      316     294      --
  Participating
    employees. . . . . .     72,162    58,520      132     5,786    2,224     3,187    1,315     998      --
  ESOP transfers . . . .    163,063   163,063       --        --       --        --       --      --      --
                         ----------  --------  -------   -------  -------   -------   ------ ------- -------
    Total contributions.    257,135   239,434      165     7,508    3,122     3,983    1,631   1,292      --
                         ----------  --------  -------   -------  -------   -------   ------ ------- -------
    Total investment
      income, change in
      value of invest-
      ments, and
      contributions. . .    234,697   189,458    3,138    16,053    4,402    13,128    3,848   4,670      --
                         ----------  --------  -------   -------  -------   -------   ------ ------- -------
Deductions:
  Distributions to
    Participants
    or their
    beneficiaries. . . .     40,470    30,478    2,357     1,704    3,292     1,955      462     222      --
  Employer contributions
    and dividends
    forfeited. . . . . .        124        85        7        16       11         3        1       1      --
  Management fee . . . .         52        --       --        46       --        --        6      --      --
  Loans to participants
    net of repayments
    and loan defaults
    of $149. . . . . . .        149    47,531       --     4,031    1,604     2,235    1,057     178 (56,487)
                         ----------   -------  -------   -------  -------   -------   ------ ------- -------
    Total deductions . .     40,795    78,094    2,364     5,797    4,907     4,193    1,526     401 (56,487)
                         ----------   -------  -------   -------  -------   -------   ------ ------- -------
Interfund
  Conversions. . . . . .         --   (35,435)  (6,603)    3,745    6,639   (12,986)    (892) 45,532      --
                         ----------  --------  -------   -------  -------   -------   ------ ------- -------
    Increase (Decrease)
      in Plan equity
      for the year . . .    193,902    75,929   (5,829)   14,001    6,134    (4,051)   1,430  49,801  56,487

Plan equity, at market
  value, beginning
  of year. . . . . . . .  1,047,903   807,327   45,966    78,517   35,325    62,936   17,832      --      --
                         ----------  --------  -------   -------  -------   -------  ------- ------- -------
Plan equity, at market
  value, end of year . . $1,241,805  $883,256  $40,137   $92,518  $41,459   $58,885  $19,262 $49,801 $56,487
                         ==========  ========  =======   =======  =======   =======  ======= ======= =======

The accompanying notes are an integral part of these financial statements.

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                FOR THE YEAR ENDED DECEMBER 31, 1992


                                                               Guaranteed
                                                       SCEcorp   Income   Common     Money
                                                        Stock    Fund--    Stock    Market  Balanced   Bond
                                              Total     Fund     3 Yrs.    Fund      Fund     Fund     Fund
                                              -----    -------  --------  -------   ------  --------   -----

                                                                  (In thousands)

Investment Income:
   Cash dividends. . . . . . . . . . . . .$   55,333  $ 49,725  $    --   $ 2,070  $    --  $ 2,663   $   875
   Interest  . . . . . . . . . . . . . . .     4,778       135    3,523        27    1,083       --        10
                                          ----------  --------  -------   -------  -------  -------   -------
     Total investment income . . . . . . .    60,111    49,860    3,523     2,097    1,083    2,663       885
                                          ----------  --------  -------   -------  -------  -------   -------
Increase (Decrease) in Value of
   Investments . . . . . . . . . . . . . .  (42,611)  (47,809)       --     3,604       --    1,672      (78)
                                          ----------  --------  -------   -------  -------  -------   -------
Contributions:
   Employer contributions,
     including forfeitures of $78. . . . .    19,616    16,871      150     1,294      425      694       182
   Participating employees . . . . . . . .    56,629    48,780      414     3,708    1,248    1,972       507
   ESOP transfers. . . . . . . . . . . . .       214       214       --        --       --       --        --
                                           ---------  --------   ------   -------  -------  -------   -------
     Total contributions . . . . . . . . .    76,459    65,865      564     5,002    1,673    2,666       689
                                           ---------  --------   ------   -------  -------  -------   -------
     Total investment income,
        increase in value of
        investments and contributions. . .    93,959    67,916    4,087    10,703    2,756    7,001     1,496
                                           ---------  --------   ------   -------  -------  -------   -------

Deductions:
   Distributions to Participants
     or their beneficiaries. . . . . . . .    52,549    42,513    3,986     1,800    2,194    1,759       297
   Employer contributions and
     dividends forfeited . . . . . . . . .        78        63        1        11       --        3        --
   Management fee. . . . . . . . . . . . .        50        --       --        45       --       --         5
                                           ---------  --------   ------   -------  -------  -------   -------

     Total deductions. . . . . . . . . . .    52,677    42,576    3,987     1,856    2,194    1,762       302
                                           ---------  --------   ------   -------  -------  -------   -------

Interfund Conversions. . . . . . . . . . .        --  (27,784)  (7,257)    10,739    3,448   13,362     7,492
                                           ---------  --------  -------   -------  -------  -------   -------
     Increase (Decrease) in Plan equity
        for the year . . . . . . . . . . .    41,282   (2,444)  (7,157)    19,586    4,010   18,601     8,686

Plan equity, at market value, beginning
   of year . . . . . . . . . . . . . . . . 1,006,621   809,771   53,123    58,931   31,315   44,335     9,146
                                          ----------  --------  -------   -------  -------  -------   -------
Plan equity, at market value, end
   of year . . . . . . . . . . . . . . .  $1,047,903  $807,327  $45,966   $78,517  $35,325  $62,936   $17,832
                                          ==========  ========  =======   =======  =======  =======   =======

The accompanying notes are an integral part of these financial statements.

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                                    NOTES TO FINANCIAL STATEMENTS


Note 1.     Investment Program

     First Interstate Bank of California (Trustee) has invested all contributions in accordance with the instructions of participating employees (Participants). The Participants are allowed to make direct investment of contributions to the Stock Savings Plus Plan (Plan) of Southern California Edison Company (Edison) into various investment funds. Funds not immediately required are invested by the Trustee in certain short-term investments.

     Participants with an accumulated balance in the Plan have the option each month to allocate their account balances among various investment programs in addition to the common stock of SCEcorp (SCEcorp Stock Fund). Share figures reflect the two-for-one split of SCEcorp common stock effective June 1, 1993. The investment options available to participants were changed effective July 1, 1993. The investment programs available as of December 31, 1994, comprise:

(a) Guaranteed Income Fund -- 3 years -- (Discontinued with respect to new contributions effective April 1, 1993.) The value of each insurance contract as of December 31, 1994, is as follows (dollars in thousands):

                                      Insurance                        Interest                 Contract
     Term                              Company                           Rate                     Value
     -----                            ---------                        --------                 --------

     January 1, 1992, to          Hartford Life Insurance                5.34                     $2,417
       December 31, 1994            Company
     April 1, 1992, to            Provident Life and Accident            6.45                      2,336
       March 31, 1995               Insurance Company

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 1.  Investment Program (Continued)

(a)  Guaranteed Income Fund (continued)

                                            Insurance                Interest               Contract
Term                                         Company                   Rate                   Value
----                                        ---------                --------                -------

July 1, 1992, to                    Provident Life and Accident       5.71%                  $ 3,873
   June 30, 1995                      Insurance Company

October 1, 1992, to                 Transamerica Occidental           4.36                     2,247
   September 30, 1995                 Life Insurance Company

January 1, 1993, to                 Protective Life Insurance         5.63                     1,505
   December 31, 1995                  Company

April 1, 1993, to                   Hartford Life Insurance           4.60                     2,059
   March 31, 1996                     Company
                                                                                            --------
Total                                                                                        $14,437
                                                                                            ========

(b) Common Stock Fund -- Collective investment in the Wells Fargo Bank Equity Index Fund consisting of 10,458,384 units at a unit value of $10.6994 as of December 31, 1994.

(c) Money Market Fund -- Collective investment in the First Interstate Bank Short-Term Income Fund consisting of 7,553,616 units at a unit value of $10.6650 as of December 31, 1994.

(d) Balanced Fund -- Collective investment in the Vanguard Group Wellington Fund discontinued effective July 1, 1993 and replaced with a collective investment in Frank Russell Trust Company Funds consisting of 6,186,333 units at a unit value of $10.9972 as of December 31, 1994.

(e) Bond Fund -- Collective investment in the Wells Fargo Bond Index Fund discontinued effective July 1, 1993 and replaced with a collective investment in the Frank Russell Trust Company Short-Term Bond Fund consisting of 1,667,969 units at a unit value of $10.6082 as of December 31, 1994.

(f) Global Fund -- Collective investment in three Frank Russell Trust Company Equity-Based Funds (effective July 1, 1993) consisting of 8,555,717 units at a unit value of $11.2103 as of December 31, 1994.

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 1.  Investment Program (Continued)

The number of Participants in each fund was as follows:

                                                                            December 31,
                                                                ------------------------------------
                                                                1994            1993           1992
                                                               ------          ------         ------

    SCEcorp Stock Fund . . . . . . . . . . . . . . . . . . .   16,738         16,975         16,333
    Guaranteed Income Fund -- 3 years. . . . . . . . . . . .    1,016          1,492          2,145
    Common Stock Fund. . . . . . . . . . . . . . . . . . . .    5,332          4,501          4,279
    Money Market Fund. . . . . . . . . . . . . . . . . . . .    3,606          2,832          1,412
    Balanced Fund. . . . . . . . . . . . . . . . . . . . . .    3,060          2,257          3,297
    Bond Fund. . . . . . . . . . . . . . . . . . . . . . . .    1,299          1,071          1,658
    Global Fund. . . . . . . . . . . . . . . . . . . . . . .    4,253          2,220             --

 The conversion of the Participants' investment from the SCEcorp Stock Fund to all other funds is valued at the month-end closing price. The conversion of Participants' investment from all other funds to the SCEcorp Stock Fund, or to any other fund is based on the actual market value balance (including earnings and market adjustments) in each Participant's account, as of the date of conversion.

 As of January 1, 1995, Plan Participants elected to reallocate their investment fund balances as indicated in the table below. In order to reflect year-end market values for the January 1, 1995, conversion, the Trustee converted securities necessary to reflect "Post-Allocation" investment distributions prior to December 31, 1994. The Post-Allocation amounts are not allocated to Plan Participants until January 1, 1995.

                                                                                     January 1, 1995
                                                                             -------------------------------
                                                                                Pre-                Post-
                                                                             Allocation          Allocation
                                                                             ----------          ----------
                                                                                       (In thousands)

     Fund Balances, at market value:
        SCEcorp Stock Fund . . . . . . . . . . . . . . . . . . . . . . . .   $  807,709           $  808,436
        Guaranteed Income Fund . . . . . . . . . . . . . . . . . . . . . .       14,437               12,005
        Common Stock Fund. . . . . . . . . . . . . . . . . . . . . . . . .      111,773              112,441
        Money Market Fund. . . . . . . . . . . . . . . . . . . . . . . . .       80,186               82,719
        Balanced Fund. . . . . . . . . . . . . . . . . . . . . . . . . . .       66,619               65,704
        Bond Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       17,655               17,761
        Global Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . .       94,807               94,120
                                                                             ----------           ----------
                                                                             $1,193,186           $1,193,186
                                                                             ==========           ==========

 Effective June 1, 1993, a loan option was offered to Participants. As of December 31, 1994, 6,500 Participants had loans outstanding. Funds for the loan are withdrawn from the Participant's vested balance and repaid through payroll deductions. The interest rate charged is prime plus 1%. At December 31, 1994, the interest rate was 9.5%.

                                      STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 2.  Unrealized Market Appreciation (Depreciation)

 Unrealized market appreciation or depreciation of units in the SCEcorp Stock Fund, Common Stock Fund, Balanced Fund, Global Fund, and Bond Fund held by the Plan is the difference between the acquisition cost and the market value of such investments. Unrealized market appreciation at the beginning of each year is reconciled to the unrealized market appreciation at the end of each year, by fund, as follows:


                                                                        Realized (Gain)/Loss
                                Unrealized                            ------------------------   Unrealized
                                 Market       Increase                                             Market
                              Appreciation,  (Decrease)    Transfer   Withdrawal                Appreciation
                              Beginning of   in Value of     from         and       Interfund   (Depreciation)
                                  Year       Investments     ESOP     Forfeitures  Conversions    End of Year
                              -------------  -----------   --------   -----------  -----------  --------------
                                                            (In thousands)

     Year ended December 31, 1994:
        SCEcorp Stock Fund .    $123,126   $(225,674)    $ 22,033       $  600      $ 10,744     $(69,171)
        Common Stock Fund. .      23,489       1,520           --         (151)      (19,605)       5,253
        Balanced Fund. . . .       2,978         218           --         (370)          (54)       2,772
        Bond Fund. . . . . .         438         182           --          (31)          (41)         548
        Global Fund. . . . .       3,336       1,123           --         (983)           62        3,538
                                --------    --------     --------      -------      --------     --------
          Total. . . . . . . .  $153,367   $(222,631)    $ 22,033      $  (935)     $ (8,894)    $(57,060)
                                ========    ========     ========      =======      ========     ========


     Year ended December 31, 1993:
        SCEcorp Stock Fund . .  $197,033   $(104,794)    $ 74,781      $(7,707)     $(36,187)    $123,126
        Common Stock Fund. . .    21,469       7,141           --          (35)       (5,086)      23,489
        Balanced Fund. . . . .    10,356       7,581           --          (75)      (14,884)       2,978
        Bond Fund. . . . . . .       481       1,324           --          (12)       (1,355)         438
        Global Fund. . . . . .        --       3,335           --            1            --        3,336
                                --------   ---------     --------     --------      --------     --------
          Total. . . . . . . .  $229,339   $ (85,413)    $ 74,781      $(7,828)     $(57,512)    $153,367
                                ========   =========     ========     ========      ========     ========

     Year ended December 31, 1992:
        SCEcorp Stock Fund . .  $270,988    $(47,809)    $     --     $(14,743)     $(11,403)    $197,033
        Common Stock Fund. . .    18,211       3,604           --         (346)           --       21,469
        Balanced Fund. . . . .     9,195       1,672           --         (511)           --       10,356
        Bond Fund. . . . . . .       592        (78)           --          (33)           --          481
                                --------    --------     --------     --------      --------     --------
          Total. . . . . . . .  $298,986    $(42,611)    $     --     $(15,633)     $(11,403)    $229,339
                                ========    ========     ========     ========      ========     ========

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3.  Distributions and Forfeitures

    The balances in the accounts of Participants withdrawing from the Plan during 1994, 1993 and 1992, and amounts disbursed to such Participants in settlement thereof, were as follows:

                                                                              Cash and
                                                                             Securities           Non-Vested
                                                          Balances in       Disbursed in          Portion of
                                                         Participants'      Settlement of          Balances
                                                           Accounts          Withdrawals           Forfeited
                                                         ------------       -------------         ----------
                                                                            (In thousands)
     Year Ended December 31, 1994
     At average cost:
        SCEcorp stock fund . . . . . . . . . . . . . . .   $23,792            $23,677                $115
        All other funds. . . . . . . . . . . . . . . . .    15,974             15,913                  61
                                                           -------            -------                ----
          Total at cost. . . . . . . . . . . . . . . . .   $39,766            $39,590                $176
                                                           =======            =======                ====
     At market value:
        SCEcorp stock fund . . . . . . . . . . . . . . .   $23,192            $23,106                 $86
        All other funds. . . . . . . . . . . . . . . . .    17,509             17,442                  67
                                                           -------            -------                ----
          Total at market value. . . . . . . . . . . . .   $40,701            $40,548                $153
                                                           =======            =======                ====

     Year Ended December 31, 1993
     At average cost:
        SCEcorp stock fund . . . . . . . . . . . . . . .   $22,856            $22,777                $ 79
        All other funds. . . . . . . . . . . . . . . . .     9,910              9,871                  39
                                                           -------            -------                ----
          Total at cost. . . . . . . . . . . . . . . . .   $32,766            $32,648                $118
                                                           =======            =======                ====
     At market value:
        SCEcorp stock fund . . . . . . . . . . . . . . .   $30,563            $30,478                $ 85
        All other funds. . . . . . . . . . . . . . . . .    10,031              9,992                  39
                                                           -------            -------                ----
          Total at market value. . . . . . . . . . . . .   $40,594            $40,470                $124
                                                           =======            =======                ====

     Year Ended December 31, 1992
     At average cost:
        SCEcorp stock fund . . . . . . . . . . . . . . .   $27,833            $27,775                $ 58
        All other funds. . . . . . . . . . . . . . . . .     9,161              9,146                  15
                                                           -------            -------                ----
          Total at cost. . . . . . . . . . . . . . . . .   $36,994            $36,921                $ 73
                                                           =======            =======                ====
     At market value:
        SCEcorp stock fund . . . . . . . . . . . . . . .   $42,576            $42,513                $ 63
        All other funds. . . . . . . . . . . . . . . . .    10,051             10,036                  15
                                                           -------            -------                ----
          Total at market value. . . . . . . . . . . . .   $52,627            $52,549                $ 78
                                                           =======            =======                ====

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 3.  Distributions and Forfeitures (Continued)

    "All other funds" include:  (a) the Guaranteed Income Fund -- 3 years,
(b) the Common Stock Fund, (c) the Money Market Fund, (d) the Balanced Fund (e) the Bond Fund and (f) the Global Fund. The detail of the distributions by fund is reflected, at market, in the accompanying Statements of Income and Changes in Plan Equity for the years ended December 31, 1994, 1993 and 1992.

    The cost of funds reflects the increase due to diversification. Each time funds are diversified, the market value of the funds invested becomes the new cost. Thus, the cost basis is adjusted to the market value of the previous fund prior to transfer.

    Cash contributions by Edison are reduced by the difference between the balances of the Participants' accounts (so calculated) and the amounts disbursed in settlement thereof (so calculated). For purposes of the Plan, this difference is deemed to be the funds forfeited by withdrawing Participants.

    Participant withdrawals, which are settled in cash, are funded through sales of investments being distributed. Therefore, the market values reflected in the preceding table represent the proceeds received by the Plan upon disposition.


Note 4.  Plan Equity

    Distributions and withdrawals made by participants as of December 31, 1994, but not yet paid by the plan are classified as a component of plan equity instead of liabilities. Included in plan equity as of December 31, 1994 and 1993 are distributions and withdrawals which withdrawing participants had elected to receive as follows:

                                                                                           December 31,
                                                                                      ---------------------
                                                                                        1994          1993
                                                                                      -------        ------
                                                                                          (in thousands)
     SCEcorp Stock Fund:
        SCEcorp common stock, at market value (246,713
          and 67,649 shares at respective dates) . . . . . . . . . . . . . . . . . .    $3,608      $ 1,353
        Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,685        1,518
     All other funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,672          657
                                                                                        ------      -------
        Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $9,965       $3,528
                                                                                        ======      =======

                                       STOCK SAVINGS PLUS PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4.  Plan Equity (continued)


    At December 31, 1994, there were 54,709,915 shares held by the SCEcorp Stock Fund with a market value of $14.625 per share. The average unrealized market appreciation per share of a particular Participant can be determined as the difference between the average cost of all shares purchased for the Participant's account and the quoted market price of $14.625 per share at December 31, 1994. The balances in each Participant's account in all other funds are measured in dollars and reflect interfund conversions, earnings and market appreciation or depreciation.


Note 5.  Tax Status of the Plan and Trust

    The Plan, as amended effective October 1, 1986, qualifies under Section 401(a) of the Internal Revenue Code (Code), is exempt from taxation under
Section 501(a) of the Code and meets the requirements applicable to cash or deferred compensation arrangements under Section 401(k) of the Code. Distributions from qualified plans are taxable to the recipients under the provisions of Section 402 of the Code. It is Edison's opinion that amendments to the Plan made subsequent to October 1, 1986, will not affect the tax status of the Plan. A determination request was submitted to the IRS in 1994 with respect to such amendments.


Note 6.  Amendment to the Plan

    The Company elected to amend the Plan to accept the systematic transfer of amounts from the Employee Stock Ownership Plan (ESOP) that have been held for 84 months or more. The remaining balance in the ESOP was transferred in 1994 and the ESOP was terminated.

    The Plan was amended in 1993 to provide a participant loans feature, to provide for monthly processing of plan transactions instead of quarterly, to change the investment funds as described in Note 1, and to make certain other administrative changes. The Plan was amended and restated in 1994 to adopt changes required by the Tax Reform Act of 1986 and various other laws.

                                             SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SOUTHERN CALIFORNIA EDISON COMPANY
                                         STOCK SAVINGS PLUS PLAN




                           By                Georgia R. Nelson
                              --------------------------------------------
                                             Georgia R. Nelson
                                                  Chair
                                Employee Benefits/Health Care Committee


March 29, 1995

                                            EXHIBIT INDEX


Exhibit
Number                                      Description

  1 Summary Annual Report of Stock Savings Plus Plan of Southern California Edison Company for the year ended December 31, 1993.

  2         Consent of Independent Public Accountants.
<page 16>